Exhibit 99.1

ZK International Group Co., Ltd. Engages U.S. Sterling Securities, Inc. as Placement Agent for Non-Financing and Financing Transactions

WENZHOU, China, May 11, 2020 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced that it has retained U.S. Sterling Securities, Inc. (“USSI”), a FINRA and SEC regulated firm, to help the Company with: (i) non-financing transactions, including without limitation, licensing agreement(s), Joint venture(s), merger(s) and acquisition(s), and (ii) financing transactions, including equity, debt, or any combination of both.

Jiangcong Huang, Chairman and Chief Executive Officer of ZK International, commented, “we have been looking for an investment bank that has aligned their goals with that of the Company and we are excited to be working with US Sterling in assisting us with our goals of expanding our Company through acquisitions. The Company has been looking at a major acquisition and together with U.S. Sterling’s experience, we hope that together we can secure the long term of the Company by expanding our revenues and profits through acquiring assets that will lead to shareholder value.”

George T Goldman, Vice President of U.S. Sterling Securities, Inc. (USSI), also commented, “for over 25 years, USSI has been delivering integrated strategies and innovative product solutions for institutions. We are pleased to engage ZKIN to help the Company carry out their strategic plans through both non-financing and financing transactions. We look forward to working with the Chairman of the Company and his team in the coming months in achieving his goal of expanding the Company’s growth through acquisition.

About U.S. Sterling Securities, Inc. (“USSI”)

US Sterling Securities, Inc. provides Institutional Investment Banking and Corporate Financial Services to selected qualified companies seeking access to the Capital Markets at the Institutional level. Established in 1994, USSI is a member of MSRB, FINRA and SIPC serving the investment and funding needs of institutions. USSI offers a full line of fixed income products including certificate of deposits, U.S. Treasury securities, agency bonds, municipal bonds, corporate bonds, as well as mortgage-backed and asset-backed products for institutional and retail investors. USSI also provides large block Depository Trust Company (DTC) Brokered CD underwriting services to qualified banks. More information about USSI can be found at: www.ussterlingsecurities.com.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

Tony Tian, CFA
Weitian Group LLC
Phone: +1 (732) 910-9692
Email: ttian@weitianco.com